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02021237

SECURI ____ AMISSION

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED MAR 21 2002 WASH. D.C. 365

| SEC FILE NUMBER |
| --- |
| 8- 49913 |

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2001___ AND ENDING ___12/31/2001___
MM/DD/YY                        MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Netherland Securities, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12720 Hillcrest Road, Suite 900

(No. and Street)

| Dallas, | Texas | 75230 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Roberts                                             (214) 233-1411

(Area Code — Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Clark and Company, P.C.

(Name — if individual, state last, first, middle name)

| 2705 Swiss Avenue | Dallas | Texas | 75204 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | Zip Code |

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 23 2002
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

# OATH OR AFFIRMATION

I, ___J. Dale Netherland_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Netherland Securities, Inc._____, as of ___December 31_____, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer on director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

ROSE POWELL ·S
NOTARY PUBLIC STATE (    .S
COMMISSION EXPIRES:
SEPTEMBER 24, 2004

_Rose Powell-Moss_
Notary Public

_J. Dale Netherland_
Signature

_Chairman_
Title

This report** contains (check all applicable boxes):
X  (a) Facing page.
X  (b) Statement of Financial Condition.
X  (c) Statement of Income (Loss).
X  (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
X  (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
X  (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X  (g) Computation of Net Capital
X  (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X  (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
X  (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐  (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation. N/A
X  (l) An Oath or Affirmation.
☐  (m) A copy of the SIPC Supplemental Report. N/A
☐  (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# DAVIS, CLARK AND COMPANY
## CERTIFIED PUBLIC ACCOUNTANTS

*A Professional Corporation*
2705 SWISS AVENUE
DALLAS, TEXAS 75204
TELEPHONE (214) 824-2556
TELECOPIER (214) 823-9367

## Independent Auditor's Report

Board of Directors
Netherland Securities, Inc.
12720 Hillcrest Road, Suite 900
Dallas, Texas 75230

We have audited the accompanying statement of financial condition of Netherland Securities, Inc. as of December 31, 2001, and the related statements of income, of changes in stockholder's equity, of changes in liabilities subordinated to claims of general creditors and of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as wells as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Netherland Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 17, 2002

DAVIS, CLARK AND COMPANY, P.C.
Certified Public Accountants



Statement of Financial Condition
December 31, 2001

## ASSETS

| | | |
|---|---|---:|
| Cash | $ | 18,932 |
| Receivables from brokers or dealers | | |
| Clearance account | | 10,000 |
| Other | | 59,658 |
| | | |
| Total assets | $ | 88,590 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---:|
| Commissions payable | $ | 46,658 |
| Federal income tax payable | | 1,766 |
| Total liabilities | | 48,424 |
| | | |
| Stockholder's equity | | |
| Common stock ($0.01 par value, 100,000 shares authorized, 19,000 shares issued and outstanding) | | 190 |
| Paid in capital | | 18,810 |
| Retained earnings | | 21,166 |
| Total stockholder's equity | | 40,166 |
| | | |
| Total liabilities and stockholder's equity | $ | 88,590 |

The accompanying notes are an integral part of this statement.

Netherland Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2001

| | Common Stock | Paid In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance at January 1, 2001 | $ 190 | $ 18,810 | $ 15,330 | $ 34,330 |
| Net income for period | - 0 - | - 0 - | 5,836 | 5,836 |
| Balance at December 31, 2001 | $ 190 | $ 18,810 | $ 21,166 | $ 40,166 |

The accompanying note are an integral part of this statement.

Exhibit C

Netherland Securities, Inc.
Statement of Income
Year Ended December 31, 2001

| | |
|---|---:|
| **Revenues** | |
| Commissions | $ 598,854 |
| Gains or losses on firm securities,trading accounts | 10,765 |
| Interest and dividends | 31,182 |
| Fees | 46,322 |
|     Total revenues | 687,123 |
| | |
| **Expenses** | |
| Commissions paid | 526,440 |
| Clearing expense | 70,960 |
| Communications | 9,175 |
| Interest expense | 63 |
| Bad debt expense | 29,536 |
| Other expense | 43,347 |
|     Total expense | 679,521 |
| | |
| Income before income tax | 7,602 |
| Income tax expense | ( 1,766) |
| | |
| Net Income | $ 5,836 |
| | |
| Income per share | $ .31 |

The accompanying notes are an integral part of this statement.

Netherland Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2001

| | |
|---|---:|
| Cash flows from operating activities: | |
| Net income | $ 5,836 |
| Non cash expenses, revenue, losses and gains included in net income: | |
| Decrease in receivables | 9,596 |
| Increase in commission payables | 24,193 |
| Decrease in federal income tax payable | ( 584) |
| Decrease in accrued expense | ( 6,114) |
| Net cash provided by operating activities | 32,927 |
| | |
| Cash flows from financing activities | |
| Payment of advance from officer | ( 31,000) |
| Net cash (used in) financing activities | ( 31,000) |
| | |
| Net increase in cash | 1,927 |
| Cash at the beginning of the year | 17,005 |
| Cash at the end of the year | $ 18,932 |

Supplemental Cash Flow Information:

| | |
|---|---:|
| Interest expense paid | $ 63 |
| Income taxes paid | $ - 0 - |

The accompanying notes are an integral part of this statement.

5

Netherland Securities, Inc.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
Year Ended December 31, 2001

Balance, beginning of year                                            $        - 0 -

No increase or decrease for the year ended December 31, 2001.

The accompanying notes are an integral part of this statement.

1. <u>Summary of Significant Accounting Policies</u>

In fulfilling its responsibility for the preparation of the Company's financial statements and disclosures, Company management selects generally accepted accounting principles and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and costs in the determination of income or loss. It is also necessary for management to determine, measure and allocate Company resources and obligations within the financial process according to those principles. Below is a summary of certain significant accounting policies selected by management.

A. <u>General</u>

Netherland Securities, Inc. (NSI) was formed to operate as an introducing broker. NSI currently forwards all transactions and customer accounts to Southwest Clearing Corp. (SWC) who carries such accounts on a fully disclosed basis.

B. <u>Securities Transactions</u>

Securities transactions are recorded on a settlement date basis with such transactions generally settling three business days after trade date.

C. <u>Cash Flows</u>

NSI uses the "indirect method" in preparing the Statement of Cash Flows. For purposes of the Statement of Cash Flows, cash equivalents included time deposits with a maturity of 90 days or less.

D. <u>Accounting Estimates</u>

Management makes use of accounting estimates in the preparation of these financial statements. The major estimates involve estimates of accrued expenses. The methods used in making accounting estimates are believed by management to be reasonable and have been consistently applied.

1. Summary of Significant Accounting Policies (cont'd)

   E. Compensated Absences

   Employees of NSI are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and accordingly no liability has been recorded in the accompanying financial statements. The corporation's policy is to recognize the costs of compensated absences when actually paid to employees.

2. Receivables from Brokers or Dealers

   Pursuant to a correspondent agreement with SWC, all customer accounts are forwarded to SWC on a fully disclosed basis. NSI has placed a $10,000 clearing deposit with SWC.

3. Federal Income Tax

   NSI's federal tax is computed as follows:

   |  | Amount |
   |---|---|
   | Statutory rate | $ 1,140 |
   | Nondeductible (nontaxable) items | 626 |
   | Current income tax expense | $ 1,766 |

4. Net Capital Requirements

   NSI is subject to the Securities and Exchange Commission's (S.E.C.) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. At December 31, 2001, NSI's total net capital as defined by rule 15c3-1 was as follows:

   | Required | Actual | Excess |
   |---|---|---|
   | $ 5,000 | $ 40,166 | $ 35,166 |

   NSI does not engage in any of the transactions which would necessitate under rule 15c3-3, the maintenance of a reserve account. Therefore, the Company claims exemption from these provisions pursuant to Rule 15c3-3(k)(2)(ii).

5. Commitments and Contingencies

In the ordinary course of business, NSI may become party to various claims, legal actions, and complaints. At December 31, 2001, management is unaware of any outstanding action against NSI, that if found against NSI, would have an material negative impact in the net capital of NSI.

NSI engages in various brokerage activities (including forwarding transactions and customer accounts to Southwest Clearing Corp.) in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, NSI may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty and is considered by management before entering into such transactions.

Netherland Securities, Inc.                                Schedule 1
Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2001


Total stockholder's equity                                           $    40,166
   Add liabilities subordinate to claims of general creditors          - 0 -
Total stockholder's equity qualified for net capital                      40,166


Deductions

   Total nonallowable assets from Statement of Financial Condition        - 0 -
   Other additions or allowable charges                                   - 0 -
     Total deductions                                                  - 0 -


Net capital before haircuts on securities positions                       40,166


Net capital                                                          $    40,166


The accompanying notes are an integral part of this schedule.

Netherland Securities, Inc.
Reconciliation of Net Capital Computations
December 31, 2001

| | | Per Focus Report | Adjustment | Per Audit Report |
|---|---|---|---|---|
| Net Capital: | 2001 | $   41,932 | ($   1,766) | $   40,166 |

The adjustment represents an accrual of estimated federal income tax.

The accompanying notes are an integral part of this schedule.

Netherland Securities, Inc.                              <u>Schedule 3</u>
Reconciliation of Computations of Reserve Requirements
December 31, 2001


Netherland Securities, Inc. claims exemption from the reserve requirements of Rule 15c3-3.
Pursuant to Rule 15c3-3(k)(2)(ii), Netherland Securities, Inc. is an introducing broker dealer
clearing all transactions with and for customers on a fully disclosed basis with Southwest Clearing
Corp. and promptly transmits all customer funds and securities to SWC which carries all of the
accounts of such customers and maintains and preserves such books and records pertaining
thereto pursuant to the requirements of Rules 17a-3 and 17a-4.


Information for Possession or Control Requirements
Pursuant to Rule 15c3-3
December 31, 2001


NSI operates as an introducing broker and forwards all transactions and customer accounts to
SWC who carries such accounts on a fully disclosed basis. Securities transactions are recorded
on blotter receipts and then transferred to SWC on a same day basis.

# NETHERLAND SECURITIES, INC.

## December 31, 2001

## Financial Statements

# NETHERLAND SECURITIES, INC.

## FINANCIAL STATEMENTS

### December 31, 2001

## TABLE OF CONTENTS

i



Netherland Securities, Inc.

Independent Auditor's Report on
Internal Accounting Control

December 31, 2001

**DAVIS, CLARK AND COMPANY**
CERTIFIED PUBLIC ACCOUNTANTS

*A Professional Corporation*
2705 SWISS AVENUE
DALLAS, TEXAS 75204
TELEPHONE (214) 824-2556
TELECOPIER (214) 823-9367

Netherland Securities, Inc.
Independent Auditor's Report on
Internal Accounting Control

December 31, 2001

Board of Directors
Netherland Securities, Inc.
12720 Hillcrest Road, Suite 900
Dallas, Texas 75230

In planning and performing our audit of the financial statements and supplemental schedules of Netherland Securities, Inc. (NSI) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g), (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by NSI including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems.

The management of NSI is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the



Netherland Securities, Inc.
Independent Auditor's Report on
Internal Accounting Control

December 31, 2001

expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which NSI has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that NSI's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.



Netherland Securities, Inc.
Independent Auditor's Report on
Internal Accounting Control

December 31, 2001


This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in regulation of registered brokers and dealers, and should not be used for any other purposes.


January 17, 2002

*Davis Clark + Company*

DAVIS, CLARK AND COMPANY, P.C.
Certified Public Accountants

